Ordinary Shareholders' Meeting of Gentium S.p.A.

Date: April 27, 2012 (first call) / May 9, 2012 (second call)
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Ordinary Shareholders' Meeting:

	For	Against	Abstain
1. Approval of the 2011 Italian GAAP financial statements and related documents and allocation of the annual operating profit.	☐	☐	☐
2. Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2012/2013 term.			
01 a. Gigliola Bertoglio	☐	☐	☐
02 b. Marco Brughera	☐	☐	☐
03 c. Glenn Cooper	☐	☐	☐
04 d. Laura Ferro	☐	☐	☐
05 e. Khalid Islam	☐	☐	☐
06 f. Bobby Sandage	☐	☐	☐
07 g. Elmar Schnee	☐	☐	☐
3. Approve director compensation for the 2012/2013 term.	☐	☐	☐
4. Elect members of the Board of Statutory Auditors of the Company for the 2012/2015 term and approve their compensation for such term.	☐	☐	☐
5. Approve the engagement of Reconta Ernst & Young S.p.A. as the Company's independent auditor for fiscal year 2012 with respect to the Company's U.S. GAAP financial statements and its compensation.	☐	☐	☐
6. Miscellaneous.			

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   __________ Please Date Above

________________ Please Sign Here   __________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary Shareholders' Meeting of Gentium S.p.A. to be held April 27, 2012 (first call)/May 9, 2012 (second call) For Holders as of February 29, 2012

INTERNET

Go To
www.proxypush.com/gent
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-390-6295
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time April 18, 2012 1st call and May 1, 2012 2nd call.

PROXY TABULATOR FOR
GENTIUM S.p.A.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Gentium S.p.A.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM on April 18, 2012 1st call
and May 1, 2012 2nd call)

The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on February 29, 2012 at the Ordinary Shareholders' Meeting of Gentium S.p.A. to be held on April 27, 2012, if such meetings are held on the first call, or May 9, 2012, if such meetings are held on the second call, in respect of the resolutions specified on the reverse.

PROXY TABULATOR FOR
GENTIUM S.p.A.
P.O. Box 8016
CARY, NC 27512-9903